Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of Advanced Semiconductor Engineering, Inc. on Form F-3 of our report dated July 29, 2003 and October 28, 2003 as to Note 26, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the application of certain new accounting standards in the Republic of China and the United States of America, and one paragraph which explains that ROC GAAP and U.S. GAAP vary in certain significant respects) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings “Summary Consolidated Financial Information”, “Selected Consolidated Financial Data” and “Experts” in such Prospectus.

Deloitte & Touche

(TN Soong & Co and Deloitte & Touche (Taiwan)

established Deloitte & Touche effective June 1, 2003)

Kaohsiung, Taiwan

The Republic of China

December 15, 2003